**STONEHAVEN, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2018**
**AND**
**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

**STONEHAVEN, LLC**

**CONTENTS**

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517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stonehaven, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonehaven, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
February 28, 2019

**Miami • Los Angeles • Cayman Islands**

# STONEHAVEN, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2018**

ASSETS

| | |
|---|---:|
| Cash | $ 596,787 |
| Investments in U.S. Treasury securities | 1,495,648 |
| Fee and other receivables | 1,086,961 |
| Prepaid expenses and other assets | 151,901 |
| Security deposits | 37,035 |
| Total assets | $ 3,368,332 |

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

| | |
|---|---:|
| Commissions payable | $ 710,306 |
| Accounts payable and accrued expenses | 132,404 |
| Total liabilities | 842,710 |
| MEMBER'S EQUITY | 2,525,622 |
| Total liabilities and member's equity | $ 3,368,332 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of customer funds or securities.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2018, significant estimates included fee receivable and commission payable.

*Investments in U.S. Treasury Securities*

As of December 31, 2018, the Company had $1,495,648 representing investments in U.S Treasury securities classified as Level I in the fair value hierarchy. These securities are recorded at fair value using quoted market prices in active markets.

During the year ended December 31, 2018, there were no transfers between Level I, Level II or Level III.

*Fee and Other Receivables*

The Company carries its receivables at cost net of allowance for doubtful accounts. As of December 31, 2018, receivables were considered fully collectible and no allowance was established.

*Property and Equipment*

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease. As of December 31, 2018, all property and equipment were fully depreciated.

1. **Nature of Operations and Summary of Significant Accounting Policies (continued)**

*Income Taxes*

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2018. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2015.

2. **401(K) Profit Sharing Plan**

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company does not match employee contributions to the Plan.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $45,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was approximately 0.5 to 1 and its net capital of $1,858,663 was in excess of its net capital requirement by $1,802,482.

4. **Risk Concentrations**

*Cash*

At times during the year, cash balances held at a major U.S. financial institution may exceed the insurance limits provided by the Federal Deposit Insurance Corporation ("FDIC").

*Receivables*

At December 31, 2018, the receivable from two clients represented approximately 14% of the total fee and other receivables balance. Subsequent to December 31, 2018, the Company collected the entire balance due from the clients.

## 5. Commitments and Contingencies

*Litigation*

In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2018.

*Commitments*

The Company leases office facilities under an agreement that expires on May 31, 2019. The lease includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord. The Company recognizes rent on a straight-line basis. The cumulative difference between the rent payments and the rent expense since the inception of the lease was fully amortized as of December 31, 2018. The aggregate future minimum lease payments under the lease for the year December 31, 2019 are $70,438.

## 6. Recent Accounting Developments

In February 2016, the FASB issued ASU 2016-02, "Leases". The guidance requires lessees to recognize in the statement of financial condition a right-of-use asset and a lease liability for the rights and obligations created by leases with a duration longer than one year. Leases classified as finance leases require lessees to recognize interest expense on the lease liability separately from the amortization of the lease-related assets in the statement of earnings. The guidance also requires enhanced disclosures regarding the nature and terms of lease arrangements. The guidance is effective beginning after December 15, 2018 under a modified retrospective approach. Based on the Company's initial evaluation, adoption on January 1, 2019 will result in the present value of the Company's lease commitments that have a term in excess of one year being recorded on the accompanying statement of financial condition as a right-of-use asset with a corresponding liability. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

## 7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued and determined there were no subsequent events that would have required adjustment to the statement of financial condition or further disclosure in accompanying notes.